United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑                Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐                 No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐                 No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐                No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Vale is concluding the commissioning of the New Caledonia and Onça Puma projects
Rio de Janeiro, September 21, 2010 — Vale S.A. (Vale) announces the successful commissioning of its two large nickel projects, Vale New Caledonia (VNC), formerly Goro, and Onça Puma.
After VNC’s continuous operation of the High Pressure Acid Leaching unit 2 (HPAL 2) for 3 weeks, thus achieving the stability criteria, production will now shift back to HPAL 1 and HPAL 3 following a predetermined and sustainable ramp up profile.
The commissioning phase is almost complete, with repairs and design changes of part of the refinery’s internal columns being made. The resulting nickel solution from HPAL has been transformed into an intermediate product, Nickel Hydroxide Cake (NHC), which is being sold to clients.
This marks the beginning of the production cycle of the upstream units of VNC while the repairs and design changes of part of the solvent extraction columns internals at the refinery will be carried out until the end of this year.
In relation to Onça Puma, the commissioning phase will be completed by the end of this month and will be followed by the beginning of the ramp up period in October 2010. Commercial production is expected to commence in January 2011.
VNC is the largest operation in the world based on a nickel laterite limonite deposit, located in New Caledonia in the South Pacific, with an estimated nominal capacity to produce 60,000 metric tons per year of nickel contained in nickel oxide and 4,600 metric tons of cobalt as a by-product.
Onça Puma is a nickel operation built on deposits of nickel laterite saprolite in the Brazilian state of Pará, with an estimated nominal production capacity of 58,000 metric tons per year of nickel contained in ferro-nickel, its final product.
The successful commissioning of these two large greenfield projects contributes to the consolidation of Vale’s global leadership in the nickel industry.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2010	Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations